UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

RadView Software Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value per share

(Title of Class of Securities)

M81867109

(CUSIP Number)

Fortissimo Capital Fund
14 Hamelacha Street
Park Afek, Rosh Ha'ayin ISRAEL 48091
Telephone: 972 (3) 915-7400
Attention: Marc Lesnick

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 24, 2006

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M81867109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 99,791,667*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 111,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,395,832**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 68,859,016 Ordinary Shares outstanding following the closing of the first additional investment of the Fortissimo Entities (as defined below) on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israeli-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the "Fortissimo Entities"), acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 7 hereto, the Fortissimo Entities may, together with Shem Basum Ltd., Mr. Yehuda Zisapel, and Michael Chill (the “Co-Investors”) be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Fortissimo Entities and does not include the shares held by the Co-Investors (the “Co-Investor Shares”).

CUSIP No. M81867109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 99,791,667*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 111,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,295,593**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 68,859,016 Ordinary Shares outstanding following the closing of the first additional investment of the Fortissimo Entities on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 7 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

CUSIP No. M81867109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0*
	8	SHARED VOTING POWER 99,791,667*
	9	SOLE DISPOSITIVE POWER 0*
	10	SHARED DISPOSITIVE POWER 111,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,130,015**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.8%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 68,859,016 Ordinary Shares outstanding following the closing of the first additional investment of the Fortissimo Entities (as defined below) on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 7 hereto, the Fortissimo Entities may, together with the Co-Investors be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

CUSIP No. M81867109
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Fortissimo Capital Fund (Israel-DP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-*
	8	SHARED VOTING POWER 99,791,667*
	9	SOLE DISPOSITIVE POWER -0-*
	10	SHARED DISPOSITIVE POWER 111,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,970,224**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Calculations are based on 68,859,016 Ordinary Shares outstanding following the closing of the first additional investment of the Fortissimo Entities (as defined below) on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006 as described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. This amendment to Schedule 13D is filed jointly by the Fortissimo Entities, acting as a “group” (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto. Pursuant to the Shareholders’ Agreement filed as Exhibit 7 hereto, the Fortissimo Entities may, together with the Co-Investors, be deemed to be members of a "group" (within the meaning of Rule 13d-5(b)(1) of the Exchange Act), and the Fortissimo Entities may be deemed to beneficially own the Co-Investor Shares. Accordingly, the numbers of Ordinary Shares reported in Boxes 8 and 10 as beneficially owned by the Fortissimo Entities includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

** Only Includes Ordinary Shares owned by the Reporting Person and does not include the shares owned by the other Fortissimo Entities or the Co-Investor Shares.

This Amendment No. 1 to Schedule 13D amends certain information set forth in the Schedule 13D filed by Fortissimo Capital Fund GP, L.P. ("FFC-GP"); Fortissimo Capital Fund (Israel), L.P. ("FFC-Israel"); Fortissimo Capital Fund (Israel-DP), L.P. ("FFC-Israel-DP); and Fortissimo Capital Fund, L.P. ("FFC Cayman") (FFC-GP, FFC-Israel, FFC-Israel-DP and FFC Cayman are collectively referred to herein as the "Reporting Persons"), with respect to beneficial ownership of ordinary shares, NIS 0.01 par value per share (“Ordinary Shares”), of RadView Software Ltd.

Item 1.                   Securities and Issuer

The class of equity securities to which this statement relates is Ordinary Shares of RadView Software Ltd. (the “Issuer”), an Israeli corporation, whose principal executive offices are located at 2 Habarzel St., Tel Aviv, Israel.

Item 2.	Identity and Background

FFC-GP is a limited partnership organized and existing under the laws of the Cayman Islands and whose principal business is to act as the sole general partner of the other Reporting Persons. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091. The general partner of FFC-GP is Fortissimo Capital (GP) Management Ltd., a Cayman Island corporation ("FFC Mgmt"). The business address of FFC Mgmt is Walkers House PO Box 265 GT, Mary Street, George Town, Grand Cayman, Cayman Islands. FFC Mgmt's principal business is to act as the sole general partner of FFC Cayman. The sole shareholder and director of FFC-GP is Yuval Cohen (the "Control Person"). The Control Person's business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

The principal business of each of FFC-Israel, FFC-Israel-DP and FFC Cayman is investing in technology companies, and their respective business address is 14 Hamelacha Street, Park Afek, Rosh Ha'ayin Israel 48091.

Each of FFC-Israel and FFC-Israel-DP is a limited partnership organized and existing under the laws of the State of Israel. FFC Cayman is a limited partnership organized and existing under the laws of the Cayman Islands.

None of the Reporting Persons or the Control Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

None of the Reporting Persons or the Control Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration

On April 4, 2006, the Issuer executed a share purchase agreement (“Purchase Agreement”) and a convertible loan agreement with the Reporting Persons and the Co-Investors, for an initial investment of $1.5 million (the “Initial Closing”), consisting of $750,000 for the purchase of 25,000,000 convertible Series A Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a convertible loan, of which up to $500,000 has been or would be provided under the existing bridge loan with the Reporting Persons (together, the “Financing Transactions”). The Financing Transactions closed on August 18, 2006.

Each Reporting Person invested the following amounts pursuant to the Initial Closing:

FFC-Israel - $506,090

FFC-Israel-DP - $36,346
FFC Cayman - $20,063

Warrants. Under the Purchase Agreement, the Reporting Persons and the Co-Investors also received warrants to purchase 18,750,000 Series B Preferred Shares (the “Warrants”) with respect to the initial investment at an exercise price of $0.04 per share, exercisable for a period of five years from date of issuance.

Convertible Loan Agreement. In addition to the investment, the Reporting Persons and the Co-Investors provided the Issuer with the convertible loan for an aggregate amount of $750,000. The convertible loan bears interest at 8.0% per annum. The convertible loan plus, at the election of the Investors, any accrued interest thereon, is convertible into Series A Preferred Shares at a conversion price of $0.03 per share. The convertible loan matures three years from the closing date and, if not converted by such date, would become due and payable 30 days thereafter.

The Series A Preferred Stock and Series B Preferred Stock are each convertible into Ordinary Shares on a one for one basis.

The Purchase Agreement provided that during a period of eighteen months following the Initial Closing, the Fortissimo Entities and the Co-Investors may purchase up to an additional 75,000,000 Series A Preferred Shares and an additional 56,250,000 Warrants. Pursuant to the First Addendum to the Purchase Agreement, dated December 24, 2006 (the “Addendum”), the Fortissimo Entities purchased an additional 23,333,334 Series A Preferred Shares and an additional 17,500,000 Warrants (the “Additional Closing”) for a purchase price of $700,000. Pursuant to the Addendum, the Issuer granted to the Fortissimo Entities a new option, to acquire the identical amount of shares and warrants the Fortissimo Entities purchase in each additional closing, at the same terms and conditions (the “New Option”). This New Option is subject to the Issuer’s shareholders approval and the Issuer has undertaken to seek such approval at the upcoming shareholders meeting. The parties further agreed that the Issuer shall have the right to buy-back any shares and warrants issued to the Fortissimo Entities in an additional closing with respect to which a New Option was granted, by payment to the Fortissimo Entities of the securities’ purchase price plus interest at an annual rate of 8%. The Issuer’s aforementioned buy-back right shall lapse at the end of 12 months from the date the respective New Option was issued.

At the Additional Closing, each Reporting Person invested the following amounts:

FFC-Israel - $629,801
FFC-Israel-DP - $45,231
FFC Cayman - $24,968

The Reporting Persons and Shem Basum Ltd., an Israeli company, having its address at 8 Hanna Senesh St., Kfar Saba, Israel (“Shem Basum”); Mr. Yehuda Zisapel, an individual having his address at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“Zisapel”) and Michael Chill, an individual having his address at 210 West 89th Street Apt. 4-N, New York, NY 10024, U.S.A. (“Chill”; and together with Shem Basum and Zisapel, the “Co-Investors” ) have entered into a shareholders agreement (the "Shareholders Agreement"), pursuant to which Shem Basum and Chill have agreed to vote in accordance with the Reporting Persons, except with respect to related-party transactions and matters that adversely and disproportionately affect the Co-Investors rights and entitlements, as compared to those of the Reporting Persons. Shem Basum and Chill each granted FFC-GP an irrevocable proxy for such purpose. In addition, the Shareholders Agreement contains certain provisions with respect to co-sale rights, rights of first refusal and other rights that may affect the disposition of Ordinary Shares. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the Fortissimo Entities together with the Co-Investors are deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the Ordinary Shares beneficially owned by the Co-Investors (the "Co-Investor Shares"). The Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares.

FFC-Israel, FFC-Israel-DP and FFC Cayman are each parallel private equity funds that invest in growth oriented technology companies. The investors in the aforementioned funds are financial institutions and high net worth individuals.

Item 4.  Purpose of Transaction

The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this amendment to Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

The information set forth in Item 3 of this amendment to Schedule 13D is hereby incorporated herein by reference.

Two individuals affiliated with the Reporting Persons are currently serving as directors on the Issuer’s Board of Directors. In addition, Yochai Hacohen, a partner in Fortissimo, currently serves as the CEO of the Company.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.  Interest in Securities of the Issuer

(a) - (b) Each of the Reporting Person's allocation is as follows:

Entity	Number of Shares	Number of Warrants	Number of Convert. Loan Shares	Total	% beneficial. owned *
FFC-GP	42,083,333	31,562,500	18,749,999	92,395,832	77.5%
FFC-Israel	37,863,048	28,397,286	16,869,681	83,130,015	72.8%
FFC-Israel -DP	2,719,245	2,039,434	1,211,545	5,970,224	8.3%
FFC Cayman	1,501,040	1,125,780	668,773	3,295,593	4.7%

 __________

*Calculated on the basis of 68,859,016 ordinary shares outstanding following the closing of the first additional investment of the Fortissimo Entities on December 24, 2006, which followed the initial investment by the Fortissimo Entities that closed on August 18, 2006, as described in the issuer’s Proxy Statement on Schedule 14A filed on July 6, 2006 and Form 8-K filed on August 22, 2006. Percentage beneficially owned includes Ordinary Shares underlying warrants to purchase Ordinary Shares exercisable within 60 days and Ordinary Shares issuable upon conversion of a convertible loan, convertible within 60 days.

Each Reporting Person has shared voting power over 99,791,667 Ordinary Shares and shared dispositive power over 111,250,000 Ordinary Shares. No Reporting Person has sole voting power or sole dispositive power over Ordinary Shares. Pursuant to the Shareholders Agreement, the number of Ordinary shares for which there is shared voting power and shared dispositive power includes the Co-Investor Shares. However, the Fortissimo Entities each disclaim beneficial ownership of the Co-Investor Shares

FFC-Israel, FFC-Israel-DP and FFC Cayman invest together, in the framework of parallel private equity funds, which are managed by FFC GP. The pro-rata allocation among such entities is as follows: FFC-Israel - 89.42%; FFC-Israel-DP- 7.97%; and FFC Cayman - 2.61%.

FFC GP, in its capacity of being the sole general partner of FFC-Israel, FFC-Israel-DP and FFC Cayman, controls and manages each of the Reporting Persons. Accordingly, FFC GP is the beneficial owner of the Ordinary Shares held by each of the Reporting Persons. FFC GP, in its capacity as the general partner of each of the Reporting Persons, has the voting and dispositive power over the Ordinary Shares held by each of them. FFC GP may be deemed to be the indirect beneficial owner of the Ordinary Shares directly beneficially owned by the Reporting Persons.

(c) See Item 3 above. Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares of the Issuer reported by this statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to the Securities of the Issuer

On April 4, 2006, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the Purchase Agreement described in Item 3 above, pursuant to which it made an investment in the Issuer. In connection with the Purchase Agreement, the parties thereto also entered into a registration rights agreement, dated August 18, 2006, pursuant to which the Issuer undertook to register the Ordinary Shares acquired by the Reporting Persons.

On April 4, 2006, the parties entered into a Convertible Loan Agreement as described above.

On July 26, 2006, the parties entered into an Amended Convertible Loan Agreement.

In addition, on August 18, 2006, as part of the Financing Transactions, the Issuer entered into a management services agreement with FFC-GP. Pursuant to the management services agreement, FFC-GP, through its employees, officers and directors, provides management services and advises and provides assistance to the Issuer’s management concerning the Issuer’s affairs and business.

In consideration of the performance of the management services and the board services, the Issuer agreed to pay to FFC-GP (i) an annual management fee of $50,000, payable in quarterly installments; and (ii) an additional management fee payment of $70,000 payable at the end of the fiscal year, commencing in 2006, in the event that the Issuer is profitable in such fiscal year, and provided however, that any payment of such additional management fees shall be payable only out of profits of the Issuer of such fiscal year.

The management services agreement would become effective upon the Initial Closing and would not be able to be terminated for so long as the Board of Directors includes at least three Preferred Directors, as described below.

On August 17, 2006, FFC GP, on behalf of the other Reporting Persons entered into the Shareholders Agreement with the Co-Investors.

On December 24, 2006, FFC GP, (on behalf of the other Reporting Persons) and the Issuer entered into the First Addendum to the Purchase Agreement dated December 24, 2006 as described above.

Item 7.	Material to be Filed as Exhibits

1.	Joint Filing Agreement, by and among the Reporting Persons dated August 28, 2006.*

2.	Share Purchase Agreement dated as of April 4, 2006 between the Issuer and FFC GP (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

3.	Additional Closing Addendum No. 1 to the Share Purchase Agreement, dated December 24, 2006.

4.	Form of Warrant (Incorporated by reference to Appendix C to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

5.
Management Services Agreement dated as of August 18, 2006 by and between the Issuer and FFC GP on behalf of the Fortissimo Entities (Incorporated by reference to Appendix F to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

6.	Registration Rights Agreement dated as of August 18, 2006 (Incorporated by reference to Appendix E to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006).*

7.	Shareholders Agreement, between FFC-GP (on behalf of the several partnerships with respect to which it serves as a General Partner) and the Co-Investors, dated August 17, 2006.*

8.	Convertible Loan Agreement dated April 4, 2006 (Incorporated by reference to Appendix D to the Issuer's Proxy Statement on Schedule 14A filed on July 6, 2006)*

9.	Amended Convertible Loan Agreement dated July 26, 2006.*

_____________

* Incorporated by reference to the Schedule 13D filed by the Reporting Persons on August 28, 2006.

[Remainder of page intentionally left blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007

1. Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen

Yuval Cohen, Director

2. Fortissimo Capital Fund (Israel) LP

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

3. Fortissimo Capital Fund (Israel-DP), L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

4. Fortissimo Capital Fund, L.P.

By its General Partner:

Fortissimo Capital GP, LP

By its General Partner, Fortissimo Capital (GP) Management Ltd.:

/s/Yuval Cohen
Yuval Cohen, Director

Addition Closing Addendum No. 1 to Share Purchase Agreement

This Addendum (the "Addendum") is entered into as of December 24, 2006, by and among Radview Software Ltd., an Israeli corporation, corporate registration number 51-162795-2 (the “Company”) and Fortissimo Capital Fund GP, L.P. on behalf of the several partnerships in which it serves as the general partner, (the “Investor”), as an addendum to that certain Share Purchase Agreement entered into by and among the Company and the Investors (as therein defined, and for the purpose of this Addendum, the “SPA Investors”) on April 4, 2006 (the “SPA”).

WITNESSETH:

WHEREAS, the Company and the SPA Investors entered into the SPA under which, inter alia, at the First Closing: (i) the SPA Investors purchased from the Company 25,000,000 Acquired Shares, at a purchase price of US$0.03 per share and for an aggregate purchase price of US$750,000, and (ii) the Company issued to the SPA Investors 18,750,000 Warrants, exercisable into 18,750,000 Warrant Shares, for an exercise price of US$0.04 per Warrant Share; and

WHEREAS, pursuant to section 3 of the SPA, during a period ending 18 months following the First Closing, each SPA Investor may, at its sole discretion, invest, in one or more investment transactions additional amounts, amounting in the aggregate, for all SPA Investors, to a total of US $2,250,000; and

WHEREAS, the Investor wishes to make an additional investment in the Company under the terms and conditions set forth in the SPA, and has, in accordance with Section 3.1 of the SPA, set the amount of the Additional Purchase Price at $700,000; and

  WHEREAS, in consideration for the Additional Purchase Price, the Company is to issue to the Investor Additional Acquired Shares and Additional Warrants to purchase Additional Warrant Shares;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Interpretation; Definitions

1.1	The Recitals and Schedules hereto constitute an integral part hereof.

1.2	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

1.3	Capitalized terms used herein and not otherwise defined shall have the meaning as set forth in the SPA.

2.	Sale of Additional Shares

2.1
At the Additional Closing, the Company shall issue and allot to the Investor, and the Investor shall purchase from the Company that number of the Company's Additional Acquired Shares, set opposite the Investor's name in the Amended Schedule A, at a purchase price of US $0.03 per share.

2.2
In addition to the Additional Acquired Shares, at the Additional Closing, the Company shall issue to the Investor that number of Additional Warrants to purchase additional Warrant Shares, set opposite the Investor's name in the Amended Schedule A, at an exercise price of US$0.04 per Additional Warrant Share. The Additional Warrants shall be in the form attached as Schedule 5.2.1(c) to the SPA.

2.3
The Company hereby represents and warrants that the Additional Acquired Shares and the Additional Warrants shall be, when issued in accordance with the terms and conditions of the SPA and this Addendum, duly authorized, validly issued, fully paid, non-assessable, and free of any preemptive right, third party rights and Encumbrances.

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3.	The Additional Closing

The transactions contemplated herein shall take place on November __, 2006 (the “Additional Closing”), to be held at the offices of Amit, Pollak, Matalon & Co., NYP Tower 19th Floor, 17 Yitzhak Sade St., Tel Aviv, Israel, or at such other date, time and place as the parties shall have mutually agreed to.

3.1	At the Additional Closing, the following transactions shall occur simultaneously:

3.1.1	The following documents shall have been provided to the Investor:

(a)
Validly issued share certificates for the Additional Acquired Shares in the name of the Investor, together with signed notices to the Registrar of Companies regarding the Additional Acquired Shares; and

(b)	The Additional Warrants, duly executed by the Company and issued to the Investor, in the amounts set forth in the Amended Schedule A;

3.1.2
The Investor shall pay to the Company its proportional share of the Additional Purchase Price as set next to its name in the Amended Schedule A, by way of a bank transfer to the Company's account, pursuant to wiring instructions given in writing by the Company prior to the Additional Closing.

4.	New Options

4.1
In consideration of Fortissimo accelerating each Additional Closing, the Company will use its best efforts to obtain shareholder approval at its next shareholder meeting in order to approve the grant of a new option (the "New Option") to Fortissimo that will provide to Fortissimo an option to acquire the identical amount of shares and warrants at the same terms as were available to Fortissimo at each Additional Closing.

4.2
In the event that the grant of a New Option is approved by the shareholders of the Company, the Company shall have the ability to acquire the Additional Shares and the Additional Warrants that were issued to Fortissimo at each Additional Closing with respect to which a New Option was granted, at the same price at which such securities were acquired plus 8% interest per annum for a period of twelve months from the date the new Option was issued.

5.	Other Provisions

5.1
Each of the parties hereto hereby represents that this Addendum constitutes the valid, binding and enforceable obligation of such party and that execution, delivery and performance of the obligations of such party hereunder have been duly authorized by all necessary corporate actions.

5.2
Other than as explicitly provided herein, nothing herein shall be deemed to amend or derogate in any manner from the terms and provisions of the SPA and the Schedules thereto, which shall remain in full force and effect.

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IN WITNESS WHEREOF, each of the parties has signed this Addendum as of the date first written hereinabove.

Radview Software Ltd		Fortissimo Capital Fund GP LP. By: Fortissimo Capital (GP) Management Fund Ltd, its general partner

By:	____________________	By:	______________________
Name:	__________________		Name: Yuval Cohen
Title	___________________		Title: Director

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Amended Schedule A

		Portion of	Number of	Number of	Portion of	Number of	Number of
Name of	Address	Purchase Price	Acquired	Warrants	Additional	Additional	Additional
Investor		in US$	Shares		Purchase	Acquired	Warrants
					Price in US$	Shares

Fortissimo	c/o Marc Lesnick
Capital	Fortissimo Capital Management Ltd.
Fund, LP	14 Hamelacha Street	$20,063.18	668,773	501,580	$24,968	832,267	624,200
Park Afek, Rosh Haayin 48091
Fax: +972-3-9157411

Fortissimo	c/o Marc Lesnick
Capital	Fortissimo Capital Management Ltd.
Fund	14 Hamelacha Street	$506,090.49	16,869,681	12,652,261	$629,801	20,993,367	15,745,025
(Israel), LP	Park Afek, Rosh Haayin 48091
Fax: +972-3-9157411

Fortissimo	c/o Marc Lesnick
Capital	Fortissimo Capital Management Ltd.
Fund	14 Hamelacha Street	$36,346.34	1,211,545	908,659	$45,231	1,507,700	1,130,775
(Israel-	Park Afek, Rosh Haayin 48091
DP), LP	Fax: +972-3-9157411

Yehuda	24 Raoul Wallnberg Street
Zisapel	Tel-Aviv 69719, Israel
Fax: +972-3-6440639

	Cc: Yael Langer, Adv.	$125,000.00	4,166,667	3,125,000	$0	0	0
RAD Bynet Group Legal Department
24 Raoul Wallenberg St.
Tel-Aviv 69719, Israel
Fax: +972-3-6498248

Shem	C/o Shai Beilis
Basum Ltd.	[8] Hanna Senesh St.
Kfar Saba
	Fax: +972-9-960-1818	$50,000.00	1,666,667	1,250,000	$0	0	0
E-mail:
shai@FormulaVentures.com

Michael	210 West 89th Street
Chill	Apt. 4-N, New York NY 10024
	Email: mchill@paramountbio.com	$12,500.00	416,667	312,500	$0	0	0
Phone: 212-554-4211
Cell: 646-245-2457

	Total	$750,000.00	25,000,000	18,750,000	$700,000	23,333,334	17,500,000

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